Exhibit 8.4


December 6, 2002

Mr. Randy Fields
Park City Group
333 Main Street
Park City, UT 84060

Dear Randy,

Further to your discussion with Peter Wellman this letter is to confirm the agreed assignment extension so the project underway and approved by you per my letter of October 8th.

The work effort for the project has been extended by 20 hours from the original 40 hours to 60 hours.

This elapsed time has been extended by 10 days from 50 days to 60 days.

The fees for the work will be increased by $1000 from $2000 to $3000.

Payment will be in shares of Section B stock , not S-8 stock, of Park City Group and is due upon completion of the assignment, which is the delivery of the Market Approaches Document.

Please sign below to confirm these agreed terms.



Park City Group                                 Stuart Silverman


/s/ Randall K. Fields                           /s/ Stuart Silverman
--------------------------                     ---------------------------
12/13/02                                        12/6/02


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October 8, 2002

Mr. Randy Fields
Park City Group
333 Main Street
Park City, UT 84060

Dear Randy,

Proposal:

Further to my discussion with Peter Wellman this proposal is to develop marketing program options to enable Park City Group to do the following:

         o Build sales pipeline - by making it easier for prospects to seek Park City Group out

         o Close sale faster - by making it easier for prospects to buy Park City Group solutions

         o Improve share price - by making Park City Group proposition more attractive to investors

The marketing programs to accomplish these goals would likely address the following strategies:

         o Educate the market that a solution now exists to a well know problem

         o        Drive a benefits story about the solutions

         o        Drive a confidence building story about the company

         o Develop a program of continuous communications to establish and maintain a community.

Deliverables:

The final deliverable will be the Market Approaches Document, a short report identifying the activities, approaches and options Park City Group should take to position enhanced awareness in the market place to drive increased sales.

Time:

It is expected that this work will take 40 hours to complete. Work will start upon agreement of this proposal and be completed within 50 days.

Terms:

Payment for this work has been agreed as $2000 to be paid in share of Section 8 stock of Park City Group. Payment is due upon delivery of the Market Approaches Document.

If this proposal meets your satisfaction and you are ready to proceed, please sign below.



Park City Group                                 Stuart Silverman


/s/ Randall K. Fields                           /s/ Stuart Silverman
--------------------------                     ---------------------------
10/10/02                                        10/11/02